SI

19010983

PART III

SEC Mail Processing
AUG 2019
Washington, DC

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SEC FILE NUMBER
8- 67346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 MM/DD/YYY AND ENDING 06/30/19 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.G. SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

1764 LITCHFIELD TURNPIKE, SUITE 250

(No. and Street)

WOODBRIDGE	CT	06525
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE REINHARZ 203-389-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

RMS

OATH OR AFFIRMATION

I, LAWRENCE REINHARZ ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.G. SECURITIES, LLC , as of JUNE 30 , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Subscribed and sworn to before me this 31 day of July ,2019

Notary Public
Date Commission Expires

Notary Public

Signature
Lawrence Reinharz

MEMBER
Title
President

LINDA GRANT NOTARY PUBLIC CONNECTICUT

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.G. SECURITIES, LLC

FINANCIAL STATEMENTS

JUNE 30, 2019

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
of WG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WG Securities, LLC as of June 30, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of WG Securities, LLC as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WG Securities, LLC's management. Our responsibility is to express an opinion on WG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of WG Securities, LLC's financial statements. The supplemental information is the responsibility of WG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as WG Securities, LLC's auditor since 2007.

Norwood, Massachusetts

July 22, 2019

W.G. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS

Cash	$ 115,975
Other assets	750
	$ 116,725

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Unearned Revenue	$ 88,750
Accounts payable, accrued expenses, and other liabilities	5,085
Total Liabilities	93,835
Member's Equity:	
Member's capital	22,890
	$ 116,725

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2019

Revenues:	
Advisory fees	$ 1,004,627
Expenses:	
Commissions	104,522
Related party services	192,464
Compliance expenses	34,650
Administrative overhead	10,188
	341,824
Net income	$ 662,803

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2019

Balance at July 1, 2018	$	25,087
Net income		662,803
Member distributions		(665,000)
Balance at June 30, 2019	$	22,890

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2019

Cash flows from operating activities:		
Net income	$	662,803
Adjustments to reconcile net income to net cash flow from operating activities:		-
(Increase) Decrease in operating assets:		
Other assets		-
Increase (Decrease) in operating liabilities:		
Unearned revenue		88,750
Accounts payable and accrued expenses		251
Net cash from operating activities		751,804
Cash flows from investing activities:		-
Cash flows from financing activities:		
Distributions to member		(665,000)
Increase in cash		86,804
Cash at beginning of the period		29,171
Cash at end of the period	$	115,975

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$	0
Income taxes	$	0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

W.G. SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Delaware on December 20, 2005 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition services for its clients.

Revenue Recognition:

Effective July 1, 2018, the Company adopted ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606), using the modified retrospective method applied to those contracts which were not completed as of July 1, 2018. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. There was no impact to retained earnings as of July 1, 2018 as revenue recognition and timing of revenue did not change as a result of adopting ASC Topic 606.

The Company typically enters into contracts with clients calling for a retainer and a success fee to be paid out once the merger or acquisition service ("the transaction") is successfully completed. Retainers are recognized as performance obligations are met. Success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes success fees in the period earned.

Income Taxes:

Income taxes are not reflected in the accompanying financial statements, as the Company is included in the consolidated income tax return filed by its parent. The parent is taxed as a limited liability company under the Internal Revenue Code, and a similar state statute. In lieu of income taxes, the shareholders of the parent are taxed on their proportionate share of the taxable income.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2019, the Company had net capital of $22,140, which was $15,884 in excess of its required net capital of $6,256. The Company's net capital ratio was 4.24 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company incurred charges for management services (including administrative, facility and preparation fees) from an affiliated entity under common ownership in the amount of $192,464 for the year ended June 30, 2019. The amount due to the related party as of June 30, 2019 was $0. Because there is common ownership of the entities, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 5 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 6 – RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02 *Leases – (Topic 842)*. ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 22, 2019, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

W.G. SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2019

SCHEDULE I

W.G. SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2019

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 93,835	
NET CAPITAL:		
Member's capital		$ 22,890
ADJUSTMENTS TO NET CAPITAL		
Other assets		750
NET CAPITAL AS DEFINED		$ 22,140
NET CAPITAL REQUIREMENT:		6,256
NET CAPITAL IN EXCESS OF REQUIREMENT:		$ 15,884
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.24 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 22,140
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 22,140

There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of June 30, 2019.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

W.G. SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2019

W.G. Securities, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Sole Member of
WG Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) WG Securities, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which WG Securities, LLC claimed an exemption from 17 C.F.R. 240.15c3-(k)(2)(i) (exemption provisions) and (2) WG Securities, LLC stated that WG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
July 22, 2019

WG Securities, LLC
Exemption Statement
June 30, 2019

- WG Securities, LLC claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision.
- WG Securities, LLC did not hold any customer funds or securities at any time during the year.
- WG Securities, LLC met the identified exemption provisions throughout the reporting period of July 1, 2018 thru June 30, 2019 without exemption.

Lawrence Reinharz
Member